

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

March 31, 2016

Candice J. Wells
Senior Vice President, General Counsel and Secretary
LinnCo, LLC
600 Travis, Suite 5100
Houston, TX 77002

>   **Re: LinnCo, LLC**
>   **Registration Statement on Form S-4**
>   **Filed March 22, 2016**
>   **File No. 333-210331**

Dear Ms. Wells:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4

General

1. Please provide your analysis as to the applicability of Rule 13e-3 to the exchange offer. If you are relying on Rule 13e-3(g)(2), please address the fact that LinnCo shares, unlike LINN Energy units, do not appear to have the ability to elect directors of LinnCo.

2. Please advise as to how it was determined that the exchange offer is an issuer tender offer subject to Rule 13e-4. While Rule 13e-4(a)(2) provides that an "issuer tender offer" includes a tender offer made by an affiliate of the issuer, Rule 13e-4(h)(4) exempts from Rule 13e-4 any tender offer which is subject to Section 14(d) of the Exchange Act. Section 14(d), in turn, applies to tender offers for a class of equity security registered under Section 12 if, after consummation thereof, the offeror would be the

beneficial owner of more than 5% of the class. There do not appear to be any applicable exemptions from that section. If the exchange offer is in fact subject to Section 14(d), we note that LINN Energy would be required to comply with Rule 14e-2 of Regulation 14E, a different back-end withdrawal date would be indicated, and certain additional information set forth in Item 1003 of Regulation M-A would be required.

Questions and Answers About the Offer, page 1

Until what time can I withdraw tendered LINN Energy units?, page 5

3.   Please disclose the actual date which is forty business days from the commencement of the offer. See Item 1004(a)(1)(vi) of Regulation M-A.

If the offer is completed, will LINN Energy continue to be listed on a national securities exchange?, page 6

4.   Please revise this question and answer or add a new question to address whether the LINN Energy units will continue to be registered under the Exchange Act if LinnCo acquires all or substantially all of the LINN Energy units upon completion of the exchange offer. In this regard, we note your disclosure under "Registration Under the Exchange Act" on page 34 that such units may not continue to be registered.

5.   Please also revise your questions and answers about the offer to briefly discuss the consequences if LinnCo seeks protection under Chapter 11 of the U.S. Bankruptcy Code. In this regard, we note at December 31, 2015 you had income taxes payable of approximately $30 million and cash of approximately $11 million, and that your auditor has included a "going-concern" paragraph in its report. We further note your disclosure in the risk factors under "Information Concerning LINNCO, LLC" in Annex A, such as the risk factors entitled "If LinnCo is unable to pay its current liabilities" and "LinnCo will incur corporate income tax liabilities" including your share of LINN Energy's taxable income, including cancellation of debt income from any future debt restructuring.

Background of the Offer, page 28

6.   Each presentation by or discussion with an outside party, whether oral or written, is a "report" within the meaning of Item 4(b) of Form S-4 that requires a reasonably detailed description meeting the requirements of Item 1015(b) of Regulation M-A if it is materially related to the transaction. Presentations of Lazard fitting this description are referred to in the prospectus as having been received on an unspecified date in January, 2016 and on February 17 and March 11. Please revise your prospectus to summarize these presentations. We note that there is no requirement in Item 4(b) that these presentations relate to the consideration or the fairness of the consideration.

<u>Exchange of LINN Energy Units; Delivery of LinnCo Shares, page 30</u>

7.   Disclosure states that, if LinnCo does not accept any tendered LINN Energy units for exchange, or if certificates are submitted representing more units than are tendered, LinnCo will return unexchanged LINN Energy units "as soon as practicable" following expiration or termination of the offer. Similar language appears on pages 4, 11, 12, 29 and 34. Please revise to reflect that such actions will be taken "promptly," as required.

<u>Material U.S. Federal Income Tax Consequences, page 47</u>

8.   You describe on the prospectus cover page, pages 12-14 and here that the purpose of the exchange offer is to permit holders of LINN Energy units to maintain their economic interest in LINN Energy through your shares, as you are taxed as a corporation rather than a partnership, which may allow LINN Energy unitholders to avoid future allocations of taxable income and loss, including cancellation of debt income, that could result from a future debt restructuring or other strategic transaction by LINN Energy. As the tax consequences for LINN Energy unitholders who exchange their units for your shares appear material and a representation as to the tax consequences in the event of a debt restructuring or other strategic transaction is set forth in your filing, please file an opinion of counsel or advise why you do not believe that an opinion of counsel, or in lieu thereof, a revenue ruling from the Internal Revenue Service, supporting the tax matters and consequences described in the filing is required under Item 601(b)(8) of Regulation S-K.

9.   We note your disclosure in the first paragraph that you and LINN Energy are "relying on the advice of counsel" as to the U.S. Federal Income Tax Consequences of the offer, and that "counsel's conclusions" may not be sustained if challenged by the IRS. In addition to the comment above, it appears that you should name such counsel and file a consent from such counsel. See Section III.A.2 and FN41 thereof of Staff Legal Bulletin No. 19 (October 14, 2011), available on our website at http://www.sec.gov/interps/legal/cfslb19.htm.

<u>Annex A - Information Concerning LinnCo, LLC</u>

10.   Please disclose the LinnCo and LINN Energy ratios of earnings to fixed charges. See Item 1010(a)(3) of Regulation M-A.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kevin Dougherty, Staff Attorney, at (202) 551-3271, David Orlic, Special Counsel in the Office of Mergers & Acquisitions, at (202) 551- 3503, or me at (202) 551-3642 with any questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Legal Branch Chief
Office of Natural Resources